Professionally Managed Portfolios
c/o U.S. Bank Global Fund Services
2020 East Financial Way, Suite 100
Glendora, CA 91741

September 7, 2021

VIA EDGAR TRANSMISSION

Ryan Sutcliffe
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

Re:    Professionally Managed Portfolios (the “Trust”)
Securities Act Registration No: 33-12213
Investment Company Act Registration No: 811-05037
on behalf of the Boston Common ESG Impact Emerging Markets Fund (S000070633)

Dear Mr. Sutcliffe:

This correspondence is being filed in response to follow-up comments received from the Securities and Exchange Commission’s (the “SEC”) Division of Investment Management staff (the “Staff”) on December 14, 2020, and August 27, 2021, via telephone to Elaine Richards, Carl Gee, Jennie Schenk, and Jane Gately of U.S. Bank Global Fund Services, with respect to the Trust’s responses previously submitted in its letter filed with the SEC on August 24, 2021 (the “August 24, 2021 Letter”) in connection with the Staff’s review of the Trust’s Post-Effective Amendment (“PEA”) No. 801 to its registration statement. PEA No. 801 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on October 27, 2020. The purpose of PEA No. 801 was to add one new series of the Trust: Boston Common ESG Impact Emerging Markets Fund (the “Fund”). The Trust will be filing another post-effective amendment under Rule 485(b) to (1) reflect the revisions discussed herein, and the revisions discussed in the August 24, 2021 Letter in response to the Staff’s comments; (2) make certain non-material changes as appropriate, and (3) file any outstanding exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement and the August 24, 2021 Letter.

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The Trust’s responses to your comments are as follows:

GENERAL
1.    Please provide a reasonable reproduction of these comments along with your response to each comment as a correspondence on EDGAR. Please also provide a redline version of the prospectus and statement of additional information (“SAI”) showing how each comment was incorporated (as applicable) in the correspondence filing or separately via email in advance of the 485BPOS filing.

Response: The Trust confirms it intends to file a reasonable reproduction of these comments, as well as our responses to each comment, as a correspondence letter in EDGAR prior to effectiveness. Additionally, the Trust supplementally confirms it will provide a redline version of the prospectus and SAI via email to the Staff in advance of the 485BPOS filing.

PROSPECTUS

2.    In the August 24, 2021 Letter, the Staff provided the following comment: The Staff notes that in the “Principal Investment Strategies” section on page 4 of the Fund’s prospectus, the second paragraph discusses that the Fund intends to use one or multiple third-party data/scoring providers. In the principal strategies section, please identify the provider that the Fund intends to use, or the primary providers if the Fund intends to use multiple third-party providers. Please also briefly summarize each provider's criteria/methodology in the principal strategies section. Also, consider any related principal risks to the Fund's use of third-party data providers, since the criteria used by providers can differ significantly.

The Staff requests that the Trust clarify what information in the response to this comment is included in the prospectus, as well any related principal risks to the Fund’s use of third-party data providers.

Response: The Trust confirms it will clarify the disclosure, as requested, by adding the following language to the “Principal Investment Strategies” and “Principal Investment Risks” sections of Item 4 and Item 9 of Form N-1A, respectively, in the Fund’s prospectus:

Summary Section - Principal Investment Strategies:

The Fund’s primary third-party ESG research providers are MSCI ESG Research , ISS, Vigeo-Eiris, and Lexis-Nexis.

Item 9 - Principal Investment Strategies:

The Fund’s primary third-party ESG research providers are MSCI ESG Research , ISS, Vigeo-Eiris, and Lexis-Nexis.

MSCI Ratings are as follows:
•MSCI ESG Ratings – industry specific ESG company ratings from AAA (Best) to CCC (worst) including Industry Sector Reports, Company Profiles and Thematic Research.
•MSCI ESG Metrics – consistent set of environmental, social, and governance (ESG) scores, simple metrics and underlying data covering risk exposure, controversies, performance and practices for a broad coverage universe.
•MSCI ESG BISR Individual Screens – identifies companies with ties to specific restriction categories.
•MSCI ESG Controversies – identifies companies involved in significant environmental, social, or governance controversies and violations of global ESG-related norms and conventions, such as the U.S. Global Compact.

•MSCI ESG BISR Global Sanctions – identifies companies with ties to various sanctions measures or related State or Federal mandates concerning operations in certain countries.
•MSCI ESG Climate Change Metrics – provides carbon emissions, fossil fuel exposure, environmental impact data and screens as well as climate-related risk exposure and management assessment on companies.

ISS Climate Impact Reporting – holistic climate impact reporting addressing 1) current greenhouse gas exposure (carbon footprint) 2) transitional climate risks linked to fossil reserve owning and burning companies 3) physical climate risks linked to the sector and geographic exposure of the portfolio holdings and 4) the compliance of the portfolio with the international agreement to limit global warming to below 2 degree Celsius versus pre-industrial levels.

Vigeo-Eiris – 1) ESG research provided in the form of scores, ratings, company profiles and alerts 2) Sector reports 3) Controversies database 4) Controversial activities screening and 5) sustainable goods and services.

Lexis-Nexis - platform with 60,000 legal, news, and public records sources.

Item 4 and Item 9 of Form N-1A - Principal Investment Risks section:

Impact Investing. The Fund may not succeed in generating a positive ESG and/or social impact. The Fund’s incorporation of ESG and/or social impact criteria into its investment process may cause the Fund to perform differently from a fund that uses a different methodology to identify and/or incorporate ESG and/or social impact criteria or relies solely or primarily on financial metrics. In addition, it may cause it to forego opportunities to buy certain securities that otherwise might be advantageous, or to sell securities when it might otherwise be advantageous to continue to hold these securities. The definition of “impact investing” will vary according to an investor’s beliefs and values. There is no guarantee that Boston Common’s definition of impact investing, ESG security selection criteria, or investment judgment will reflect the beliefs or values of any particular investor. To the extent Boston Common references third-party research and analytics in conducting its proprietary analysis, there is no guarantee that the data will be accurate. Third-party providers may be less effective at rating companies located in the emerging markets and ratings may not be available from time to time.

3.    In the August 24, 2021 Letter, the Staff provided the following comment: The Staff notes that in the “Principal Investment Strategies” section on page 4 of the Fund’s prospectus, the second paragraph discusses Social and Governance areas, which note factors included. Please explain whether this is a complete list of factors. If not a complete list of factors, please disclose additional factors and details.

The Staff requests that the Trust clarify what information in the response to this comment is included in the prospectus.

Response: The Trust confirms that the below disclosure is a complete list of all issue areas considered. The Trust confirms it will clarify the disclosure, as requested, by adding the following language to the “Principal Investment Strategies” sections of Item 4 and Item 9 of Form N-1A, respectively, in the Fund’s prospectus:

Summary Section - Principal Investment Strategies:

The Fund’s ESG issue areas, which affect people and the planet include, but are not limited to, the following: environment, energy, human rights and employment, community, product purity and safety, governance, and labor and employment. The Fund excludes tobacco, alcoholic beverages, gambling, animal welfare and weapons.

Item 9 - Principal Investment Strategies:

The Fund’s ESG issue areas, which affect people and the planet include, but are not limited to, the following: environment, energy, human rights and employment, community, product purity and safety, governance, and labor and employment. The Fund excludes tobacco, alcoholic beverages, gambling, animal welfare and weapons.

	Seek	Avoid
Issue Areas:
Environment
•Products/services that reduce waste generation or conserve natural resources

•Innovative programs to reduce direct and indirect greenhouse gas emissions

•Develop and market renewable energy technology

•Products/services to increase energy efficiency

•Egregious environmental record or pattern of environmental violations

•Poor environmental performance relative to peers in high negative environmental impact industries

•Responsibility for causing major environmental disasters and responding negligently

•Significantly engaged in practices with negative global impacts

•Companies primarily engaged in industries related to fossil fuel production

•Direct equity ownership of nuclear power plants

	Seek	Avoid
Social
•Strong programs to promote employee, management, and board diversity

•Have explicit human rights principles or global labor standards

•Produce safe, useful, high-quality products or services that enhance quality of life or their consumers

•Demonstrate transparency on workplace issues

•Respect the lands and cultures of Indigenous Peoples

•Significant history of health and safety problems

•History of using forced labor, child labor, or sweatshops

•History of significant illegal employment discrimination

•History of significantly and directly supporting human rights abuses

•Companies that support governments that suppress or deny human right

•Companies that own or operate private prisons

Governance
•Accepts input from stakeholders and investors to improve strategic decision making

•Exhibit board diversity and independence to promote the company’s and its shareowners’ long-term interests

•Align interests through remuneration, to ensure that senior executives and management interests are aligned with shareowners to maximize long-term value
•Engages in egregious activities that compromise shareholder value (i.e. extortion, bribery, securities fraud, and corruption •Major opponents of federal climate change policies

The Fund excludes tobacco, alcoholic beverages, gambling, animal welfare, and weapons.

4.    In the August 24, 2021 Letter, the Staff provided the following comment: Please clarify in the last paragraph of “Principal Investment Strategies” section on page 4 of the Fund’s prospectus, whether the Adviser employs any “negative screens” (i.e., will not purchase) and if so, what they are (e.g., tobacco or fossil fuel companies, and companies associated with gambling).

The Staff requests that the Trust clarify what information in the response to this comment is included in the prospectus, as well as any “negative screens” regarding tobacco products and nuclear power reactors, etc.

Response: The Trust confirms it will clarify the disclosure, as requested, by adding the following language to the “Principal Investment Strategies” sections of both Item 4 and Item 9 of Form N-1A, in the Fund’s prospectus:

Boston Common excludes companies that: (1) receive significant revenues (>5%) or have leading market share in production and marketing of tobacco products, including components; (2) receive significant revenues (>5%) or have leading market share in production and marketing of alcoholic beverages, including components; (3) receive significant revenues (>5%) or have leading market share from gambling devices or activities including lotteries and hotels with casinos; (4) operate or have direct equity ownership of nuclear power plants, mine or process uranium for fuel supply crucial components of nuclear power reactors (zero tolerance); (5) receive significant revenues (>10%) from nuclear power plant design, construction, maintenance or parts; (6) demonstrate a history and pattern of marketing unsafe products, asserting false marketing claims, or engaging in irresponsible marketing; (7) engage in irresponsible animal testing or widespread abuses of animals, such as in entertainment and factory farming; (8) receive significant revenues (>5%) from the production of firearms or military weapons systems, including key components; (9) produce or manufacture biological, chemical, or nuclear weapons, anti-personnel landmines, or cluster munitions (zero tolerance); and (10) rank in the top 50 global defense contractors for weapons.

The Fund will exclude companies that receive significant revenues (>5%) from the production and marketing of tobacco, alcohol, gambling, nuclear power and weapons.

5.    In the August 24, 2021 Letter, the Staff provided the following comment: The Staff notes on page 11, the first full paragraph states “[w]e use our voice as a shareowner to raise environmental, social, and governance issues with the management of select portfolio companies through a variety of channels.” Please explain how the Fund or Adviser selects which companies to engage with?

The Staff requests that the Trust clarify what information in the response to this comment is included in the prospectus

Response: The Trust responds by including the disclosure below, which explains how the Adviser selects the companies with whom it will engage in the “Principal Investment Strategies” section of the Fund’s prospectus:

Summary Section - Principal Investment Strategies:

Boston Common has established a three-year engagement framework with two to three key initiatives across our three sustainability pillars - environmental, social and governance. Boston Common continues to review these initiatives on an annual basis and track engagement impact through our reporting.

Item 9 - Principal Investment Strategies:

Our Strategic pillars:

Environment: Promote the transition to a low carbon and sustainable future
Social: Respect for human rights, and gender and income equality
Governance: Advocate for ethical, transparent, inclusive and accountable corporate culture

In addition, we are focused on aligning our investments and our engagement activity with the United Nation’s Sustainable Development Goals (“SDGs”) and the post 2030 sustainable development agenda. Finally, we tackle emerging issues such as gun violence, private prison labor and immigration detention.

6.    The Fund’s name includes the word “Impact.” The Staff believes that “impact” implies a type of investment and therefore believes that the Fund should include an 80% policy relating to “impact” investments. Additionally, when “impact” is used in the Fund’s name, ESG or some discussion of ESG impacts should be included in the Fund’s investment objective.

Response: The Fund respectfully declines to accept this comment as the Fund believes that the word “impact” is an expression of the Adviser’s strategy in selecting ESG investments and is not itself a type of investment. The Fund is not aware of any relevant rules indicating that an 80% policy or investment objective are required when a fund includes the term “impact” in its name in the way in which the Fund has in its prospectus.
The Fund believes that “impact” as used in its prospectus refers to a strategy of the Fund; similar to funds that may invest in, for example, country funds where the adviser’s strategy is to invest in issuers with strong earnings potential or in equity funds where the adviser seeks to identify issuers with strong “growth” potential or where the adviser employs a strategy to identify “value” securities. The word “impact” does not refer to a type of investment that would be subject to Rule 35d-1 under the 1940 Act. The Fund is also aware of other registered funds with the term “impact” in their names that have not adopted an 80% policy or investment objective with respect to that term. The Fund further notes that in contrast to well-defined asset classes (such as equities and bonds) there is no commonly held notion of an “impact” investment as a type of investment, as opposed to a type of investment strategy.

Accordingly, the Trust respectfully declines the Staff’s request for the Fund to adopt a Rule 35d-1 policy and investment objective with respect to the term “impact.” We believe that it is more appropriate for the Fund to describe how the Adviser seeks to identify issuers that may impact the ESG issue areas identified in the prospectus. We believe that this approach appropriately provide investors with more complete information as to how the adviser intends to select particular issuers that otherwise meet its ESG criteria.

7.    Please disclose whether the stated ESG impacts and investments are prioritized over returns, treated the same as returns, or are secondary to returns.

Response: The Trust responds by confirming that the following disclosure is added to the “Principal Investment Strategies” sections of Item 4 and Item 9 of Form N-1A, respectively, in the Fund’s prospectus:

Boston Common’s principal belief is that companies with better ESG performance tend to serve as better long-term investments. Boston Common does not prioritize ESG impacts over returns and will not purchase a security for ESG purposes that has not met our financial criteria as it relates to an attractive balance of fundamentals and valuations.

8.    Please disclose how the Fund intends to measure and monitor whether it is achieving ESG related impacts.

Response: The Trust responds by confirming that the following disclosure is added to the “Principal Investment Strategies” sections of Item 4 and Item 9 of Form N-1A, respectively, in the Fund’s prospectus:
Boston Common reviews ESG-related impacts by actively encouraging shareholders to participate in proxy voting. Boston Common reviews its custom proxy voting policy prior to the proxy season to ensure the Adviser’s custom voting policy captures the desired corporate engagements’ expectations. Boston Common reviews the proxy voting results with its proxy vendor's custom policy team at the end of the proxy season to ensure the expected outcomes were achieved.

Additionally, Boston Common measures and monitors its ESG engagement related impact by compiling the results of its direct dialogue with various portfolio holdings and the shareholder proposals initiated by Boston Common. In addition, Boston Common participates in both dialogue and shareholder proposals initiated by various industry-led coalition groups.

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If you have any questions or further comments, please do not hesitate to contact Elaine Richards at 626.914.7363.
Sincerely,
/s/Carl G. Gee
Carl G. Gee, Esq.
Vice President & Secretary of the Trust

cc:    Domenick Pugliese, Esq., Sullivan & Worcester, LLP
    Kristina Eisnor, Boston Common Asset Management, LLC